Exhibit 1

Oi S.A.

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY -TRADED COMPANY

MINUTES OF THE 123rd MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 10, 2016

I. DATE, TIME AND PLACE OF THE MEETING: On the 10th (tenth) day of June, 2016, at 9:00 a.m., by conference call, pursuant to article 29, paragraph 4, of the Company’s By-Laws. II. CALL: Effected by way of individual messages sent to the Board Members. III. QUORUM AND PRESENCE: The majority members of the Board were present and signed below. IV. PRESIDING: Chairman: Mr. José Mauro M. Carneiro da Cunha; Secretary: Sr. José Augusto da Gama Figueira. V. AGENDA: (1) Changes in the Company’s Executive Officers. VI. RESOLUTIONS: With respect to the sole item of the Agenda, the Board acknowledged the receipt, on this date, of the resignation letter of the Company’s CEO, Mr. Bayard De Paoli Gontijo, and the Directors expressed their deepest appreciation to Mr. Bayard for his complete commitment to Oi over the 14 years he was part of Oi’s staff and especially during his term as Oi’s Chief Executive Officer, acknowledging his contributions and the major achievements of Oi throughout the Company’s transformation process. The Board of Directors wishes Mr. Bayard de Paoli Gontijo all the success in his future professional endeavors. Next, the Directors decided, by majority vote, to elect one of the members of the Executive Committee as Oi’s next Chief Executive Officer, Mr. MARCO NORCI SCHROEDER, a Brazilian citizen, married, economist, bearer of the Identity Card (RG) No. 4427, issued by the Regional Economists’ Association, Individual Taxpayer’s Identification Number 407.239.410-68, with registered Office at Humberto de Campos street, 425, 8 floor, Leblon, City of Rio de Janeiro, Rio de Janeiro, Brazil, as a term of office extension, in accordance with the Meeting of the Board of Directors held on May 10, 2016, that elected the current Executive Officers. The newly elected CEO hereunder, on this date, signs the corresponding Investiture Agreement and hereby declares that he has never been convicted of any crime that precludes the performance of the position for which he is hereunder appointed. The opposition vote of Director Robin Bienenstock on the matter is herein registered. Finally, the Directors expressed their acknowledgment of the performance of the Chairman of the Board of Directors, Mr. José Mauro Mettrau Carneiro da Cunha, in light of the excellent work while conducting the Board meetings, always with composed, rational, and balanced interventions. VII. CLOSING: The material supporting the issue discussed was previously forwarded to the Directors and are an integral part of these minutes, and are archived at the Company’s administrative offices. There being no further business to transact, the Chairman closed the Meeting. The minutes were drafted, read and approved, and will be signed by all the members of the attending Board of Directors and the meeting’s Secretary. (a.a) José Mauro M. Carneiro da Cunha – Chairman; Luiz Antonio do Souto Gonçalves; Ricardo Malavazi Martins; Thomas Reichenheim; João Manuel Pisco de Castro; Luís Maria Viana Palha da Silva; André Cardoso de Menezes Navarro; Rafael Luís Mora Funes; Robin Bienenstock.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, June 10, 2016.

José Augusto da Gama Figueira

Secretary

Oi S.A.

Minutes of the 123ª Meeting of the Board of Directors

Held on June 10, 2016